PROSPECTUS

THE MARSICO INVESTMENT FUND

PROSPECTUS

JANUARY 30, 2009



MARSICO
FUNDS®

MARSICO FOCUS FUND · MARSICO GROWTH FUND · MARSICO 21ST CENTURY FUND
MARSICO INTERNATIONAL OPPORTUNITIES FUND · MARSICO FLEXIBLE CAPITAL FUND · MARSICO GLOBAL FUND

TABLE OF CONTENTS

THE FUNDS

The Goals and Principal Investment
    Policies of the Funds 2
Other Investment Policies of the Funds 4
The Investment Selection Process Used
    by the Funds 10
The Principal Risks of Investing in the Funds 13
Performance History 18
Expenses 21

WHO MANAGES THE FUNDS

The Investment Adviser 24
The Portfolio Managers 25

HOW TO BUY AND SELL FUND SHARES

Pricing of Fund Shares 26
Instructions for Opening and
    Adding to an Account 28
Telephone and Wire Transactions 30
Additional Purchase Information 31
Customer Identification Information 32
Investment Minimums 33
Instructions for Selling Fund Shares 34
Additional Redemption Information 36

How to Exchange Shares 40
Fund Transactions Through
    the Marsico Funds Website 42
Retirement Plan Services 43
Automatic Services for Fund Investors 44
Shareholder Communications 44
Dividends and Distributions 45
Portfolio Holdings 45
Taxes 45

FINANCIAL HIGHLIGHTS 48

THE MARSICO FUNDS PRIVACY NOTICE ... 55

WHERE TO GO FOR MORE INFORMATION

Annual and Semi-Annual Reports 58
Statement of Additional Information 58

THE MARSICO INVESTMENT FUND 60

YOUR GUIDE TO THE PROSPECTUS

This Prospectus is designed to help you make an informed decision about whether investing in The Marsico Investment Fund is appropriate for you. The Marsico Investment Fund is a group of mutual funds. There are presently six portfolios available for investment: the Marsico Focus Fund ("Focus Fund"), the Marsico Growth Fund ("Growth Fund"), the Marsico 21st Century Fund ("21st Century Fund"), the Marsico International Opportunities Fund ("International Opportunities Fund"), the Marsico Flexible Capital Fund ("Flexible Capital Fund"), and the Marsico Global Fund ("Global Fund"). We may refer to one or more of these separate portfolios as a "Fund" or the "Funds". The investment adviser for each Fund is Marsico Capital Management, LLC ("Marsico Capital" or the "Adviser").

We have divided the Prospectus into four sections to make it easy for you to find what you are looking for.

The first section, The Funds, contains a discussion of the objectives, principal risks, performance history, and fees of each Fund. In particular, this section tells you four important things about each Fund:

- **Each Fund's investment goal—** what each Fund is trying to achieve.
- **The principal investment policies of each Fund—** how each Fund tries to meet its investment goal.
- **The investment selection process used by each Fund—**what are each Fund's primary types of investments and principal investment strategies.
- **Risks you should be aware of—**what are the principal risks associated with investing in each Fund.

The other three sections of the Prospectus—Who Manages the Funds, How to Buy and Sell Fund Shares, and Financial Highlights—provide more detailed information about how the Funds are managed, the services and privileges available to the Funds' shareholders, how the Funds' shares are priced, how to buy and sell shares, and financial information.

A Privacy Notice describing how the Funds protect the privacy of your financial information appears after the Prospectus.

THE FUNDS

THE GOALS AND PRINCIPAL INVESTMENT POLICIES OF THE FUNDS

THE FOCUS FUND

- The Focus Fund's goal is to seek long-term growth of capital.

- The Focus Fund is a "non-diversified" portfolio and invests primarily in the common stocks of large companies that are selected for their long-term growth potential. The Focus Fund will normally hold a core position of between 20 and 30 common stocks. The number of securities held by the Fund may occasionally exceed this range at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

THE GROWTH FUND

- The Growth Fund's goal is to seek long-term growth of capital.

- The Growth Fund is a "diversified" portfolio and invests primarily in the common stocks of large companies that are selected for their long-term growth potential. The Growth Fund will normally hold a core position of between 35 and 50 common stocks. The number of securities held by the Fund may occasionally exceed this range at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

THE 21ST CENTURY FUND

- The 21st Century Fund's goal is to seek long-term growth of capital.

- The 21st Century Fund is a "diversified" portfolio and invests primarily in common stocks that are selected for their long-term growth potential. The Fund may invest in companies of any size, and will normally hold a core position of between 35 and 50 common stocks. The number of securities held by the Fund may occasionally exceed this range at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

THE INTERNATIONAL OPPORTUNITIES FUND

- The International Opportunities Fund's goal is to seek long-term growth of capital.

- The International Opportunities Fund is a "diversified" portfolio and invests primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential. The Fund may invest in an unlimited number of companies of any size throughout the world. The Fund normally invests in the securities of issuers that are economically tied to one or more foreign countries, and expects to be invested in various issuers or securities that together have ties to at least four different foreign countries. The Fund may invest in securities of companies economically tied to emerging markets. Some issuers or securities in the Fund's portfolio may be economically tied to the U.S.

THE FLEXIBLE CAPITAL FUND

- The Flexible Capital Fund's goal is to seek long-term growth of capital.

- The Flexible Capital Fund is a "non-diversified" portfolio and invests primarily in equity securities, and other investments that are selected primarily for their long-term growth potential. The Fund's holdings may include, without limitation, securities of companies that may be experiencing a significant positive transformation or a favorable catalyst impacting their potential growth, may be underappreciated by other investors, or may be trading at compelling valuations in light of their potential growth, or other securities or investments. The Fund may invest in issuers of any size throughout the world, and will normally hold a core position of between 20 and 50 securities or other investments. The number of securities or other investments held by the Fund may occasionally exceed this range at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

THE GLOBAL FUND

- The Global Fund's goal is to seek long-term growth of capital.

- The Global Fund is a "diversified" portfolio and invests primarily in the common stocks of U.S. and foreign companies that are selected for their long-term growth potential. The Global Fund may invest in the securities of companies of any size that are economically tied to any countries or markets throughout the world, including securities of companies economically tied to emerging markets. Under normal market conditions, the Fund will invest significantly (generally, at least 40% of its net assets) in the securities of issuers organized or located outside the U.S. or doing business outside the U.S. (unless market conditions are not deemed favorable by the Adviser, in which case the Fund generally will invest at least 30% of its assets in such foreign securities). The Fund will invest its assets in various regions and countries, including the U.S., that encompass not less than three different countries overall.

THE FUNDS' GOALS may be changed by the Board of Trustees without shareholder approval. A Fund would seek to provide to its shareholders advance written notice of any material changes to the Fund's goals.

A WORD ABOUT THE FUNDS: The Funds are mutual funds, which are pooled investment vehicles that are professionally managed and that give you the opportunity to participate in financial markets. The Funds strive to reach their stated goals, although no assurances can be given that they will achieve those goals. Investments in the Funds are not bank deposits and are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Funds do not represent complete investment programs. Your investment in the Funds is not guaranteed, and you could lose money by investing in the Funds.

OTHER INVESTMENT POLICIES OF THE FUNDS

■ Each Fund may invest without limit in foreign securities. These securities may be publicly traded in the U.S. or in foreign markets or both, and may be bought and sold in a foreign currency that the Fund may or may not also hold. The Adviser generally selects foreign securities on a security-by-security basis based primarily on considerations such as growth potential rather than geographic location or other considerations.

■ Primarily for hedging purposes, the Funds may use options (including options on securities and securities indices), futures (including futures on securities indices and foreign currencies), and forward contracts on foreign currencies.

■ Under normal market conditions, each Fund may invest up to 10% (25% with regard to the Flexible Capital Fund) of its total assets in various types of fixed income securities or variable income securities. Investments in certain categories of income securities, including (i) high-yield securities (also known as "junk bonds," and subject to potentially higher risks of default than other debt securities), and (ii) mortgage and asset-backed securities, will not exceed 5% (10% with regard to the Flexible Capital Fund) of a Fund's total assets for each category. Current income is generally not a significant consideration in selecting securities for the Funds. To a limited degree, seeking current income may be a consideration for the Flexible Capital Fund. Neither the Flexible Capital Fund nor any other Fund is required to maintain any portion of its total assets in fixed or variable income securities.

- Each Fund may invest up to 15% of its net assets in illiquid securities, which are securities that cannot be sold or disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities.

- The Funds may also invest in the securities of other investment companies to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act"). A Fund may invest in other investment companies for a variety of reasons such as, without limitation, to manage cash, to seek current income, or to gain exposure to investments in particular sectors, industries, or countries. To the extent that a Fund invests in other investment companies, that Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) that may be paid by certain of the investment companies in which it invests. These expenses would be in addition to the advisory and other expenses that the Fund bears in connection with its own operations.

- The Funds may at any time hold or invest in cash or cash-equivalents, money market securities, U.S. government obligations, short-term debt securities, high-grade commercial paper, securities issued by federal agencies or government-sponsored enterprises ("GSEs"), certificates of deposit, repurchase agreements and other investments such as options, futures, short sales of any security or instrument, and currency forward contracts, in amounts that the portfolio manager deems appropriate for purposes including, without limitation, to facilitate investment strategies, preserve capital, meet redemption requests, or meet other Fund objectives or obligations. Under adverse market conditions or in the event of exceptional redemption requests, any Fund may temporarily invest up to all of its assets in such cash or cash-equivalents and related instruments identified in the previous sentence. This may result in a Fund's failure to achieve its investment goal during such a period.

- The Funds may invest in securities issued by federal agencies or GSEs. These entities generally are private corporations chartered or created by Acts of

Congress to assist in lowering the costs of certain types of borrowings such as mortgages or student loans. Regarding certain securities issued by these entities (such as debt securities or mortgage-backed securities issued by Freddie Mac, Fannie Mae, and the Federal Home Loan Banks), you should be aware that although the issuer may be chartered or sponsored by Acts of Congress, the issuer is not funded by Congressional appropriations, and its debt and equity securities are neither guaranteed nor insured by the U.S. government. Without a more explicit commitment, there can be no assurance that the U.S. government will provide financial support to such issuers or their securities.

Mortgage-backed securities and other securities issued by participants in housing finance and real estate-related markets have experienced extraordinary recent weakness. On September 6, 2008, the Federal Housing Finance Authority ("FHFA"), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship under its authority with the stated purpose to preserve and conserve each entity's assets and property, and to put each entity in a sound and solvent condition. The effect that this conservatorship will have on these entities' debt and equities is unclear and no assurance can be given that any steps taken by the FHFA or the U.S. Treasury or any other agency of the U.S. government with respect to Fannie Mae or Freddie Mac will succeed. Fannie Mae and Freddie Mac have each been and remain the subject of investigations by federal regulators over certain accounting matters. Such investigations, and any resulting restatements of financial statements, may adversely affect these entities and, as a result, the payment of principal or interest on securities they issue.

LARGE COMPANIES *are often referred to as "large capitalization" companies because they have a market capitalization of $5 billion or more. Market capitalization is calculated by multiplying the number of shares outstanding by the stock price of the company.*

MORTGAGE AND ASSET-BACKED SECURITIES *represent interests in a pool of mortgages or other debt, such as car loans. Mortgage-backed and other asset-backed securities have been subject to extraordinary recent weakness. These securities present a number of potential risks, including the risk that borrowers may fail to repay principal or pay interest. The value of asset-backed securities, including mortgage-backed securities, can decline sharply when changing circumstances such as falling home prices, a weakening economy, or other factors adversely affect borrowers' ability to repay loans that back such securities. These securities also involve prepayment risk, which is the risk that the underlying mortgages or other debt may be refinanced or paid off prior to their maturities. Under these circumstances, a Fund may be unable to recoup all of its initial investment, or may receive a lower-than-expected yield and may need to reinvest in lower yielding securities.*

FIXED INCOME SECURITIES *are income-producing securities that pay a specified rate of return. Such securities generally include, without limitation, short- and long-term government, government agency, corporate, or municipal debt obligations that pay a specified rate of interest or coupons for a specified period of time, preferred stock that pays fixed dividends, high-yield securities, and other securities that pay fixed yields or a specified rate of return and are generally not convertible into equity securities. Although convertible bonds, convertible preferred stocks, and other securities convertible into equity securities may have some attributes of income securities or debt securities, the Funds generally treat such securities as equity securities.*

HIGH-YIELD BONDS *(also known as "junk bonds") are corporate debt securities that may present an elevated risk that the issuer may not be able to meet its obligation to repay principal or pay interest. For this reason, high-yield bonds are given low to medium credit ratings by rating agencies such as Moody's (Ba and lower) and Standard & Poor's (BB and lower) that are generally below the ratings given to investment-grade corporate bonds, and are considered to be more speculative in nature. The Funds will not purchase corporate debt securities that are rated lower than C by rating agencies at the time of purchase, but will not be required to dispose of a debt security if it has a rating of C or higher at the time of purchase but is downgraded below this level after the time of purchase.*

VARIABLE INCOME SECURITIES are certain types of income securities that may provide for rates of interest that can vary, or for coupon payment features that would provide a variable rate of return.

REAL ESTATE INVESTMENT TRUSTS ("REITs") are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs generally invest in the ownership or financing of real estate projects such as land or buildings, or real estate-related securities such as mortgage-backed securities, or the funding of real estate ventures. REITs typically pay dividends. Although securities issued by REITs may have some attributes of income securities or debt securities, the Funds generally treat such securities as equity securities. To the extent a Fund invests in REITs, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) paid by the REITs in which it invests.

PUBLICLY TRADED PARTNERSHIPS/MASTER LIMITED PARTNERSHIPS are limited partnerships or limited liability companies (together referred to as "PTPs/MLPs") that may be publicly traded on stock exchanges or markets such as the New York Stock Exchange ("NYSE"), NYSE Alternext U.S. and NASDAQ. At times PTPs/MLPs may offer relatively high yields compared to common stocks. Because PTPs/MLPs are generally treated as partnerships or similar limited liability "pass-through" entities for tax purposes, they do not ordinarily pay income taxes, but pass their earnings on to unit holders (except in the case of some publicly traded firms that may be taxed as corporations). For tax purposes, unit holders may initially be deemed to receive only a portion of the distributions attributed to them because certain other portions may be attributed to the repayment of initial investments, and may thereby lower the cost basis of the units or shares owned by unit holders. As a result, unit holders may effectively defer taxation on the receipt of some distributions until they sell their units. These tax consequences may differ for different types of entities.

INVESTMENT COMPANIES are companies that are engaged primarily in the business of investing in securities, or that hold a large proportion of their assets in the form of investment securities. The Funds themselves are investment company portfolios. Other investment companies in which the Funds may invest, to the extent permitted by the 1940 Act, may include, without limitation, money market funds or other open-end investment companies, exchange-traded funds, closed-end funds or business development companies, other U.S.-registered or foreign-registered investment companies, and other U.S. or foreign companies that are not registered as investment companies but may be viewed as investment companies because of the nature of their businesses or assets.

DIVERSIFIED VERSUS NON-DIVERSIFIED *status affects the number and size of the positions that mutual fund portfolios can take in securities of different issuers. All mutual funds must elect to be either "diversified" or "non-diversified." In general, a "diversified" portfolio may not invest, with respect to 75% of its total assets, more than 5% of its total assets in the securities of any one issuer, measured at the time of purchase (or instead on a quarterly basis). In contrast, a "non-diversified" portfolio, such as the Focus Fund or the Flexible Capital Fund, may not invest, with respect to 50% of its total assets, more than 5% of its total assets in the securities of any one issuer, measured at the end of each fiscal quarter. As a result, a "non-diversified" portfolio has the ability to invest a greater percentage of its assets in the securities of particular issuers compared to a "diversified" portfolio.*

The Focus Fund and the Flexible Capital Fund, as non-diversified portfolios, are permitted to hold the securities of fewer companies than do the Growth Fund, the 21st Century Fund, the International Opportunities Fund or the Global Fund. None of the Funds may invest more than 25% of its total assets in a single issuer (other than U.S. government securities) and none of the Funds may own more than 10% of the outstanding voting shares of any one issuer.

FOREIGN SECURITIES *are securities of issuers that are based in or otherwise economically tied to foreign countries, as further described below. Although all of the Funds may invest without limit in foreign securities, the International Opportunities Fund invests primarily in foreign securities and the Global Fund invests significantly (generally at least 40% of its net assets) in foreign securities (unless market conditions are not deemed favorable by the Adviser, in which case the Fund generally will invest at least 30% of its assets in foreign securities). Foreign securities include equity or debt securities or other instruments issued by foreign governments and the equity or debt securities of companies principally traded on non-U.S. securities markets, including securities traded in a foreign country as European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") or otherwise. Foreign securities also may include the equity or debt securities of companies with a principal office outside the U.S., and securities of companies that generate more than 50% of their total revenues from business outside the U.S. In addition to or as an alternative to trading in non-U.S. markets, securities of some foreign companies may be listed or traded on U.S. securities exchanges or other U.S. markets as American Depositary Receipts ("ADRs") or otherwise. Such U.S.-traded securities are considered "foreign securities" in which the Funds may invest.*

THE INVESTMENT SELECTION PROCESS USED BY THE FUNDS

In selecting investments for the Funds, the Adviser uses an approach that combines "top-down" macro-economic analysis with "bottom-up" stock selection.

- The "top-down" approach may take into consideration macro-economic factors such as, without limitation, interest rates, inflation, demographics, the regulatory environment, and the global competitive landscape. In addition, the Adviser may also examine other factors that may include, without limitation, the most attractive global investment opportunities, industry consolidation, and the sustainability of financial trends observed. As a result of this "top-down" analysis, the Adviser seeks to identify sectors, industries and companies that may benefit from the overall trends the Adviser has observed.

- The Adviser then looks for individual companies or securities with earnings growth potential that may not be recognized by the market at large. Primarily with regard to the Flexible Capital Fund, the Adviser also may consider whether a particular security or other investment potentially offers current income, as discussed further below. In determining whether a particular company or security may be a suitable investment, the Adviser may focus on any of a number of different attributes that may include, without limitation, the company's specific market expertise or dominance; its franchise durability and pricing power; solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, apparent use of conservative accounting standards, and transparent financial disclosure); strong and ethical management; commitment to shareholder interests; reasonable valuations in the context of projected growth rates; current income; and other indications that a company or security may be an attractive investment prospect. This process is called "bottom-up" stock selection.

- As part of this fundamental, "bottom-up" research, the Adviser may visit with various levels of a company's management, as well as with its customers and (as relevant) suppliers, distributors, and competitors. The Adviser also may prepare detailed earnings and cash flow models of companies. These models may assist the Adviser in projecting potential earnings growth, current income and other important company financial characteristics under different scenarios. Each model is typically customized to follow a particular company and is generally intended to replicate and describe a company's past, present and potential future performance. The models may include quantitative information and detailed narratives that reflect updated interpretations of corporate data and company and industry developments.

- Primarily with regard to the Flexible Capital Fund, in addition to the approach discussed above, the Adviser may consider whether a particular security or other investment potentially offers current income. Neither the Flexible Capital Fund nor any other Fund is required to seek current income or to maintain any portion of its total assets in fixed or variable income securities. Likewise, neither the Flexible Capital Fund nor any other Fund will necessarily have any income to distribute at any given time, and no Fund is required to make regular or frequent income distributions (except insofar as mutual funds distribute income annually to address tax considerations).

- The Adviser may reduce or sell a Fund's investments in portfolio securities if, in the opinion of the Adviser, a security's fundamentals change substantially, its price appreciates excessively in relation to fundamental prospects, the company appears unlikely to realize its growth potential or current income potential (primarily with regard to the Flexible Capital Fund), more attractive investment opportunities appear elsewhere, or for other reasons.

- The core investments of the Funds (except the Flexible Capital Fund) generally may include established companies and securities that offer long-term growth potential. However, these Funds' portfolios also may typically include securities of less mature companies, companies or securities with more aggressive growth characteristics, and companies undergoing significant changes such as the introduction of a new product line, the appointment of a new management team, or an acquisition.

- The core investments of the Flexible Capital Fund generally may include, without limitation, securities of companies that may be experiencing a significant positive transformation or a favorable catalyst impacting their potential growth, may be underappreciated by other investors, or may be trading at compelling valuations in light of their potential growth, or other securities or investments. Examples of such companies may include, without limitation, companies undergoing significant changes such as the introduction of a new product line, the appointment of a new management team, or an acquisition. In addition, the Flexible Capital Fund's portfolio may include the securities of established companies that offer long-term growth potential, less mature companies, companies or securities with more aggressive growth characteristics, common stocks that pay dividends or other distributions, preferred stocks, convertible bonds or stocks and other securities that are convertible into equity securities, fixed or variable income securities (including high-yield bonds), and other investments.

- The Funds may invest in certain securities or other investments for relatively short periods of time. Such short-term activity may cause the Funds to incur higher transaction costs (which may adversely affect the Funds' performance) and may increase taxable distributions for shareholders.

- In managing the Funds' assets, the Adviser seeks to remain mindful of the tax consequences that investment decisions may have on shareholders. However, if the Adviser determines, for example, that a portfolio security should be sold, the holding will be sold notwithstanding any possible tax consequences.

THE PRINCIPAL RISKS OF INVESTING IN THE FUNDS

RISKS IN GENERAL

Domestic and foreign economic growth and market conditions, interest rate levels, credit conditions, and political events are among the factors affecting the securities and markets in which the Funds invest. There is a risk that the Adviser will not accurately predict the direction of these and other factors and, as a result, the Adviser's investment decisions may not accomplish what they were intended to achieve. The Funds do not represent complete investment programs. Your investment in the Funds is not guaranteed by any agency or program of the U.S. government or by any other person or entity, and you could lose money investing in the Funds. You should consider your own investment goals, time horizon and risk tolerance before investing in the Funds.

RISKS OF EQUITY SECURITIES (EACH FUND)

Each of the Funds invests primarily in common stocks (or is free to do so, in the case of the Flexible Capital Fund, which invests primarily in equity securities and other investments selected primarily for their long-term growth potential). As a result, the Funds and their shareholders bear the risks associated with common stock investing. These risks include, without limitation, the financial risk that the Adviser may select individual companies that do not perform as anticipated, the risk that the stocks and markets in which the Funds invest may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.

Many factors may affect the performance of an individual company's stock, such as the strength of its management, the demand for its products or services, or other company-specific or broader market factors. Each of the Funds invests primarily in the securities of companies that are selected for their long-term growth potential. The value of such companies is in part a function of their expected earnings growth. Underperformance by a company may prevent the company from experiencing such growth, which may prevent the Funds from realizing the potential value anticipated by the Adviser when it selected the company's securities for the Funds' portfolios.

The Flexible Capital Fund may invest in the common stocks or other equity securities (such as convertible securities or warrants) of companies that may pay substantial dividends or other distributions as current income to the Fund. Such companies could in some cases have less dynamic growth characteristics, or their securities may have less potential for gain than companies or securities that pay lower dividends or no dividends or other distributions. Dividends paid by these stocks may provide a limited cushion against a decline in the price of the stock. However, dividends paid by these stocks may be reduced, suspended or terminated.

To the extent that a Fund invests in other registered investment companies, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) that may be paid by certain of the investment companies in which it invests. Investments in certain registered investment companies also may be subject to substantial regulation, including potential restrictions on liquidity and potential adverse tax consequences if the investment company does not meet certain requirements.

Each of the Funds may invest in securities issued by PTPs or MLPs. Although the high yields potentially offered by these investments may be attractive, PTPs/MLPs have some disadvantages and present some risks. Distribution and management fees may be substantial. Losses are generally considered passive and cannot offset income other than income or gains relating to the same entity. Tax treatment may differ for different types of entities. Many PTPs/MLPs may operate in certain limited sectors such as, without limitation, real estate, energy, and natural resources. Growth may be limited because most cash is paid out to unit holders. The performance of PTPs/MLPs may be partly tied to interest rates. Rising interest rates, a poor economy,

or weak cash flows are among the factors that can pose significant risks for investments in PTPs/MLPs. Investments in PTPs/MLPs also may be relatively illiquid at times.

Each of the Funds may invest in convertible bonds or stocks or other securities that may be converted into equity securities. While the value of convertible securities depends in part on interest rate changes and the credit quality of the issuers, the value of these securities will also change based on changes in the value of the underlying equity securities. Income paid by a convertible security may provide a limited cushion against a decline in the price of the security. However, convertible securities generally have less potential for gain than common stocks. Also, convertible bonds generally pay less income than non-convertible bonds. Although convertible securities may have some attributes of income securities or debt securities, the Funds generally treat such securities as equity securities.

Overall stock market risks may affect the value of the Funds. Over time, market forces can be highly dynamic and can cause stock markets to move in cycles, including periods when stock prices rise generally and periods when stock prices decline generally. The value of the Funds' investments may increase or decrease more than stock markets in general.

RISKS OF FOREIGN INVESTING (EACH FUND)

Each of the Funds may invest without limit in foreign securities. The International Opportunities Fund will invest primarily (at least 65% of its total assets) in foreign securities. The Global Fund will invest significantly (generally, at least 40% of its net assets) in foreign securities (unless market conditions are not deemed favorable by the Adviser, in which case the Fund generally will invest at least 30% of its assets in foreign securities). Investments in foreign securities may be riskier than U.S. investments because of factors such as, without limitation, unstable international, political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, potential confiscatory taxation or nationalization of companies by foreign governments, withholding taxes, a lack of adequate company information, less liquid and more volatile exchanges and/or markets, ineffective or detrimental government regulation, varying accounting standards, political or economic factors that may severely limit business activities, and legal systems or market practices that may permit inequitable treatment of minority and/or non-domestic investors.

Investments in emerging markets may involve these and other significant risks such as immature economic structures and less developed and more thinly-traded securities markets. The Funds may invest in equity or debt securities or other instruments issued by governments of foreign countries including emerging market countries or issued by companies or other private entities economically tied to foreign countries including emerging markets, which may present credit risks and other risks in addition to foreign investing risks discussed above.

The performance of a Fund may be materially affected by foreign currency strength or weakness relative to the U.S. dollar, particularly if the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

RISKS OF FIXED INCOME AND VARIABLE INCOME INVESTING (EACH FUND)

Each of the Funds may invest up to 10% (25% with regard to the Flexible Capital Fund) of its total assets in various types of fixed income securities and variable income securities. Although neither the Flexible Capital Fund nor any other Fund is required to seek current income or maintain any portion of its assets in such securities, the Funds and their shareholders may bear the risks associated with fixed income investing and variable income investing. These risks include, without limitation:

Credit Risk: The Funds could lose money if the issuer of a fixed or variable income security cannot meet its financial obligations and defaults or goes bankrupt.

Interest Rate Risk: The value of a Fund's investments in fixed or variable income securities may fall when interest rates rise.

Prepayment Risk: Funds that invest in income securities bear the risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as an asset-based security) earlier than expected. This may happen during a period of declining interest rates. Under these circumstances, a Fund may be unable to recoup all of its initial investment or may receive a lower-than-expected yield from this investment and may need to reinvest in lower yielding securities.

High-Yield Securities: High-yield corporate debt securities with credit ratings that are below investment grade (also known as "junk bonds") may be subject to potentially higher risks of default than other debt securities. These securities are considered to be more speculative than higher-quality fixed income securities. They are more susceptible to credit risk than investment-grade securities. This is especially true during periods of economic uncertainty or during economic downturns. The value of

these lower-quality debt securities is subject to greater volatility and is generally more dependent on the ability of the issuer to meet interest and principal payments than is the case for higher-quality securities. Issuers of high-yield securities may not be as strong financially as those issuing debt securities with higher credit ratings.

Federal Agency or GSE Securities: Regarding certain securities issued by federal agencies or GSEs (such as debt securities or mortgage-backed securities issued by Freddie Mac, Fannie Mae, and the Federal Home Loan Banks), you should be aware that although the issuer may be chartered or sponsored by Acts of Congress, the issuer is not funded by Congressional appropriations, and its debt and equity securities are neither guaranteed nor insured by the U.S. government. Without a more explicit commitment, there can be no assurance that the U.S. government will provide financial support to such issuers or their securities.

Preferred Stocks: Unlike interest payments on debt securities, preferred stock dividends are generally fixed in advance, but the company may not be required to pay a dividend if, for example, it lacks the financial ability to do so. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock also may be subject to optional or mandatory redemption provisions. Although preferred stocks may have some attributes of equity securities, the Funds generally treat such securities as income securities or debt securities.

RISKS OF REITS

The risks of investing in REITs include the potential for a market correction following the strong run-up in REIT share prices and the prices of underlying real estate in recent years, as well as extraordinary recent weakness affecting mortgage-backed securities and other securities issued by participants in housing finance or other real estate-related markets. Other adverse factors potentially affecting REITs include increasing defaults on commercial mortgages, declining economic conditions and environmental considerations. In addition, when interest rates rise, real estate-related investments may react negatively, particularly investments that are highly exposed to floating-rate debt. To the extent that a Fund invests in REITs, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) paid by the REITs in which it invests.

RISK OF NON-DIVERSIFICATION (FOCUS FUND AND FLEXIBLE CAPITAL FUND)

As previously mentioned, the Focus Fund and the Flexible Capital Fund are non-diversified portfolios, which means that at any given time they are permitted to hold fewer securities than portfolios that are "diversified." Holding fewer securities increases the risk that the value of the Focus Fund and Flexible Capital Fund could go down because of the poor performance of a single investment.

ISSUER CONCENTRATION RISK (EACH FUND)

In addition, although each Fund (other than the Focus Fund and the Flexible Capital Fund) is considered a "diversified" portfolio under applicable law, each Fund may at times still hold a relatively concentrated portfolio that may contain fewer securities than the portfolios of certain other mutual funds. Holding a relatively concentrated portfolio may increase the risk that the value of each Fund could go down because of the poor performance of one or a few investments.

OTHER RISKS

The Funds may also invest in options, futures and foreign currencies or currency forward contracts, and may enter into short sales of a security or instrument that the Fund currently owns (or of a security equivalent in kind or amount to another security that the Fund has an existing right to obtain without the payment of additional consideration). If a Fund engages in these practices, the intent may be primarily to attempt to hedge all or a portion of that Fund's portfolio, or may be to serve any other investment purpose. Investors should not regard the possible use by the Funds of these practices as a major factor in the portfolio or the performance of the Funds. The Funds are not appropriate investment vehicles for investors seeking extensive exposure to these types of investments or instruments. Investing in derivatives or engaging in short sales for hedging purposes or otherwise may result in certain transaction costs which may reduce a Fund's performance. In addition, no assurances can be given that derivative positions or short sales will achieve the desired correlation with the security or currency or other investment exposure that is being hedged or will achieve any other investment purpose. No assurances can be given that these investments or instruments will be used, or that, if used, they will achieve the desired results.

A Fund's performance may be materially affected, positively or negatively, by its participation in other types of investments, including initial public offerings and other syndicated offerings of common stock or other equity or debt securities. These types of investments may have a magnified impact on Fund performance, especially with respect to smaller funds. The impact on Fund performance

from these types of investments would generally be expected to diminish as a Fund's assets grow. Whether a Fund participates in these types of investments is dependent on many factors, and there can be no assurance that any Fund will participate in them.

PERFORMANCE HISTORY

Performance history is presented below for each of the Funds. The bar charts and table indicate some of the risks of investing in the Funds. The bar charts show calendar year total returns for the Funds for each full year either since inception or for the past ten years, whichever is shorter, together with the best and worst quarters during that time. The table shows how the Funds' average annual returns (before and after taxes) for the periods of one year, five years, ten years, and since inception, as applicable, compare to those of a broad-based securities market index. All presentations assume reinvestment of dividends and distributions. As with all mutual funds, past results (before and after taxes) are not an indication of future performance.













YEAR BY YEAR TOTAL RETURNS AS OF 12/31/08

FOCUS FUND

2008	–40.75%
2007	12.93%
2006	8.60%
2005	9.69%
2004	11.70%
2003	31.24%
2002	–16.69%
2001	–20.81%
2000	–17.91%
1999	55.27%
Best Quarter (12/31/99)	34.78%
Worst Quarter (12/31/08)	–23.29%

GROWTH FUND

2008	–42.83%
2007	14.28%
2006	6.58%
2005	6.74%
2004	14.38%
2003	31.97%
2002	–16.79%
2001	–20.33%
2000	–15.85%
1999	53.30%
Best Quarter (12/31/99)	34.95%
Worst Quarter (12/31/08)	–24.00%

21ST CENTURY FUND

2008	–45.22%
2007	19.34%
2006	18.65%
2005	7.84%
2004	22.30%
2003	48.79%
2002	–10.45%
2001	–19.80%
Best Quarter (6/30/03)	22.17%
Worst Quarter (12/31/08)	–25.76%

INTERNATIONAL OPPORTUNITIES FUND

2008	–50.64%
2007	20.47%
2006	23.95%
2005	19.14%
2004	17.06%
2003	41.52%
2002	–7.76%
2001	–15.65%
Best Quarter (6/30/03)	20.74%
Worst Quarter (12/31/08)	–27.66%

FLEXIBLE CAPITAL FUND

2008	–34.36%
2007	15.00%
Best Quarter (9/30/07)	10.33%
Worst Quarter (12/31/08)	–19.56%

GLOBAL FUND

2008	–42.10%
Best Quarter (6/30/08)	0.68%
Worst Quarter (12/31/08)	–23.34%

AVERAGE ANNUAL TOTAL RETURNS AS OF 12/31/08

	One Year	Five Years	Ten Years	Since Inception
Focus Fund[1]				
Return Before Taxes	−40.75%	−2.29%	−0.17%	3.67%
Return After Taxes on Distributions	−40.83%	−2.64%	−0.57%	3.30%
Return After Taxes on Distributions and Sale of Fund Shares	−26.39%	−1.77%	−0.09%	3.26%
S&P 500 Index* (reflects no deduction for fees, expenses or taxes)	−37.00%	−2.19%	−1.38%	1.02%
Growth Fund[1]				
Return Before Taxes	−42.83%	−3.19%	−0.41%	2.94%
Return After Taxes on Distributions	−42.89%	−3.31%	−0.57%	2.80%
Return After Taxes on Distributions and Sale of Fund Shares	−27.76%	−2.63%	−0.33%	2.57%
S&P 500 Index* (reflects no deduction for fees, expenses or taxes)	−37.00%	−2.19%	−1.38%	1.02%
21st Century Fund[2]				
Return Before Taxes	−45.22%	0.46%	N/A	0.05%
Return After Taxes on Distributions	−45.25%	0.20%	N/A	−0.09%
Return After Taxes on Distributions and Sale of Fund Shares	−29.35%	0.37%	N/A	0.04%
S&P 500 Index* (reflects no deduction for fees, expenses or taxes)	−37.00%	−2.19%	N/A	−3.08%
International Opportunities Fund[3]				
Return Before Taxes	−50.64%	0.55%	N/A	1.04%
Return After Taxes on Distributions	−50.60%	−0.04%	N/A	0.53%
Return After Taxes on Distributions and Sale of Fund Shares	−32.60%	0.77%	N/A	0.96%
Morgan Stanley Capital International Europe Australasia Far East ("EAFE") Index** (reflects no deduction for fees, expenses or taxes)	−43.38%	1.66%	N/A	−1.37%
Flexible Capital Fund[4]				
Return Before Taxes	−34.36%	N/A	N/A	−13.12%
Return After Taxes on Distributions	−34.47%	N/A	N/A	−14.09%
Return After Taxes on Distributions and Sale of Fund Shares	−22.19%	N/A	N/A	−11.31%
S&P 500 Index* (reflects no deduction for fees, expenses or taxes)	−37.00%	N/A	N/A	−18.47%
Global Fund[5]				
Return Before Taxes	−42.10%	N/A	N/A	−21.53%
Return After Taxes on Distributions	−42.20%	N/A	N/A	−21.95%
Return After Taxes on Distributions and Sale of Fund Shares	−27.23%	N/A	N/A	−18.23%
Morgan Stanley Capital International All Country World Index***	−42.20%	N/A	N/A	−29.79%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

(1) The Focus Fund and the Growth Fund commenced operations on December 31, 1997.

(2) The 21st Century Fund commenced operations on February 1, 2000.

(3) The International Opportunities Fund commenced operations on June 30, 2000.

(4) The Flexible Capital Fund commenced operations on December 29, 2006.

(5) The Global Fund commenced operations on June 29, 2007.

* The S&P 500 Index is a registered trademark of Standard & Poor's Corporation and is an unmanaged broadly based index of the common stock prices of 500 large U.S. companies. You cannot invest directly in an index.

** The Morgan Stanley Capital International EAFE (Europe Australasia Far East) Index tracks the stocks of about 1,000 companies in Europe, Australasia and the Far East. You cannot invest directly in an index.

***The Morgan Stanley Capital International ACWI (All Country World Index) is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets. You cannot invest directly in an index.

EXPENSES

As an investor in the Funds, you pay certain fees and expenses in connection with your investment in the Funds. The table below describes the fees and expenses you may pay if you buy and hold shares of the Funds. There are no sales loads or exchange fees associated with an investment in the Funds. A redemption fee applies to certain redemptions or exchanges of shares of the Funds. For more information on this fee, see "Frequent Purchases and Redemptions of Fund Shares" below in this Prospectus. Fund operating expenses are paid out of the assets of each Fund, so their effect is included in each Fund's share price.

UMB Fund Services, Inc. (the "Transfer Agent") currently charges $12.50 for each redemption from an Individual Retirement Account ("IRA account") and also charges $15.00 for each payment by wire of redemption proceeds from an IRA account. There is also a $12.50 annual maintenance fee charged on retirement accounts. If you request that your redemption be sent via overnight delivery, the Transfer Agent will deduct $15.00 from your account or your proceeds to cover the associated costs. See "Retirement Plan Services" below for more information.

SHAREHOLDER FEES (fees paid directly from your investment)
Redemption Fees

On shares sold or exchanged (as a percentage of the amount redeemed) after holding them for 30 days or less.

Focus Fund	Growth Fund	21st Century Fund	International Opportunities Fund	Flexible Capital Fund	Global Fund
2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets)

	Focus Fund	Growth Fund	21st Century Fund	International Opportunities Fund	Flexible Capital Fund	Global Fund
Management Fee	0.82%[1]	0.85%[1]	0.85%	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees[2]	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Other Expenses[3]	0.14%	0.15%	0.19%	0.25%	0.61%	0.39%
Acquired Fund Fees and Expenses[4]	0.01%	—%[5]	0.02%	0.01%	0.02%	0.03%
Total Annual Fund Operating Expenses[6][7]	1.22%	1.25%	1.31%	1.36%	1.73%	1.52%
(Fee Waivers) Recoupment[6]	—	—	—	—	(0.96)%	0.11%
Net Expenses[6][7]	1.22%	1.25%	1.31%	1.36%	0.77%	1.63%

[1] The investment advisory fee ("management fee") for managing the Focus Fund and the Growth Fund is reduced for any assets that exceed certain thresholds. The management fee schedule for these two Funds is 0.85% per year of average daily net assets up to $3 billion in each Fund, and 0.75% per year of average daily net assets exceeding $3 billion in each Fund.

[2] Each Fund has adopted a Rule 12b-1 plan which allows a Fund to pay distribution and other fees for the sale and distribution of its shares and for services provided to shareholders. The maximum level of distribution expenses is 0.25% per year of a Fund's average net assets. As these fees are paid out of a Fund's assets on an on-going basis, over time these fees will increase the cost of your investment, reduce your investment returns, and may cost you more than paying other types of sales or distribution charges.

[3] These expenses include custodian, transfer agency and administration fees, certain payments to financial services agents for non-distribution expenses, and other customary mutual fund expenses.

[4] Acquired fund fees and expenses are those expenses incurred indirectly by the Funds as a result of investments in shares of one or more investment companies (referred to as "Acquired Funds").

[5] Acquired fund fees and expenses less than 0.01% are included in Other Expenses.

[6] The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of each Fund (excluding interest, taxes, acquired fund fees and expenses, litigation, brokerage and extraordinary expenses) to an annual rate of 1.60% of the average net assets of the Focus Fund, the International Opportunities Fund and the Global Fund, 1.50% of the average net assets of the Growth Fund and the 21st Century Fund, and 0.75% of the average net assets of the Flexible Capital Fund until December 31, 2009. This expense limitation and fee waiver agreement may be terminated at any time after December 31, 2009. The Adviser may recoup any waived amount from a Fund pursuant to this agreement (or a previous expense limitation agreement) if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense. The amount of each Fund's expenses waived or recouped is shown under the heading "(Fee Waivers) Recoupment." Net Expenses for the Global Fund have been restated to reflect the current expense limitation that became effective January 1, 2009.

[7] The Funds' most recent annual report and financial highlights reflect the operating expenses of the Funds and do not include Acquired Fund Fees and Expenses.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example should not be considered indicative of future investment returns and operating expenses, which may be more or less than those shown. This example is based on the Annual Fund Operating Expenses described in the table.

This example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that each Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Focus Fund	$ 124	$ 387	$ 670	$ 1,477
Growth Fund	$ 127	$ 397	$ 686	$ 1,511
21st Century Fund	$ 133	$ 415	$ 718	$ 1,579
International Opportunities Fund	$ 138	$ 431	$ 745	$ 1,635
Flexible Capital Fund	$ 79	$ 451	$ 848	$ 1,961
Global Fund	$ 166	$ 491	$ 838	$ 1,819

Please note that the above example is an estimate of the expenses to be incurred by shareholders of the Funds. Actual expenses may be higher or lower than those reflected above. The example reflects the expense reimbursement by the Adviser for only the One Year period and the first year of the other periods presented. In circumstances where the Adviser may be in a position to recoup previously waived expenses for a Fund, the estimated impact of the recoupment is shown in the example for the years in which it is available. Waivers of fund fees and expenses and their subsequent potential recoupment are subject to the terms of the current and previous written expense limitation agreements.

WHO MANAGES THE FUNDS

THE INVESTMENT ADVISER

Marsico Capital, located at 1200 17th Street, Suite 1600, Denver, CO 80202, serves as the investment adviser to each Fund under certain Investment Advisory and Management Agreements (the "Agreements") with The Marsico Investment Fund (the "Trust"). The Agreements provide that the Adviser will furnish continuous investment advisory and management services to the Funds. Marsico Capital was organized in September 1997 as a registered investment adviser. In addition to advising the Funds, Marsico Capital provides investment services to other mutual funds and private accounts and, as of December 31, 2008, had approximately $55 billion under management. Thomas F. Marsico is the founder, Chief Executive Officer, and Chief Investment Officer of the Adviser.

The Adviser manages the investment portfolios of the Funds, subject to policies adopted by the Trust's Board of Trustees. Under the Agreements, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and personnel necessary for managing the Funds. Marsico Capital also pays the salaries and fees of all officers and trustees of the Trust who are also officers or employees of Marsico Capital, except as otherwise authorized by the Trust's Board of Trustees. The Trust pays the salaries and fees

of all other trustees of the Trust. For the fiscal year ended September 30, 2008, the Adviser received an aggregate fee of 0.82%, 0.85%, 0.85%, 0.85%, 0.85%, and 0.85%, respectively, for investment advisory services performed as a percentage of average daily net assets of the Focus Fund, Growth Fund, 21st Century Fund, International Opportunities Fund, Flexible Capital Fund and Global Fund (disregarding the effect of expense limitation agreements in reducing actual fees received below the amounts stated here for the latter two Funds). The management fee payable to the Adviser for managing the Focus Fund and the Growth Fund is subject to breakpoints that reduce the management fee for any assets that exceed certain thresholds. The management fee schedule for these two Funds is 0.85% per year of average daily net assets up to $3 billion in each Fund, and 0.75% per year of average daily net assets exceeding $3 billion in each Fund.

A discussion regarding the basis for the Trustees' approval of the Agreements between the Funds and the Adviser with regard to each Fund is available in the Funds' annual report to shareholders dated September 30, 2007 and an updated discussion will be available in the Funds' semi-annual report to shareholders dated March 31, 2009 (for the six-month period ending March 31, 2009).

THE PORTFOLIO MANAGERS

The following section provides biographical information about each Fund's portfolio manager. Additional information relating to each portfolio manager's compensation, other accounts managed by the portfolio manager, and each portfolio manager's ownership of shares of the Funds managed by that manager is available in the Funds' Statement of Additional Information ("SAI").

THE FOCUS FUND AND THE GROWTH FUND

Thomas F. Marsico is the Chief Investment Officer of Marsico Capital, and manages the investment program of the Focus Fund and the Growth Fund. Mr. Marsico has over 20 years of experience as a securities analyst and a portfolio manager. In managing the Funds, Mr. Marsico receives assistance from Marsico Capital's entire investment team, with support from A. Douglas Rao, who serves as portfolio manager of the Marsico Flexible Capital Fund, particularly in the areas of macroeconomic analysis, sector- and industry-level allocation decisions, and bottom-up securities selection. Mr. Rao is a portfolio manager and senior analyst, joined Marsico Capital Management in 2005, and has 13 years of experience as a securities analyst.

THE 21ST CENTURY FUND

Corydon J. Gilchrist, Chartered Financial Analyst, is the portfolio manager of the 21st Century Fund. Prior to joining Marsico Capital in 2000, Mr. Gilchrist spent four years as an international portfolio manager and analyst at The Principal Financial Group (Invista Capital Management), where he served on a committee that managed several international equity funds. He holds BBA and MBA degrees from the University of Iowa, and is a CFA charter holder.

THE INTERNATIONAL OPPORTUNITIES FUND

James G. Gendelman is the portfolio manager of the International Opportunities Fund. Prior to joining Marsico Capital in 2000, Mr. Gendelman spent thirteen years as a Vice President of International Sales for Goldman, Sachs & Co. He holds a bachelor's degree in Accounting from Michigan State University and a MBA in Finance from the University of Chicago. Mr. Gendelman was a certified public accountant for Ernst & Young from 1983 to 1985.

THE FLEXIBLE CAPITAL FUND

A. Douglas Rao is the manager of the Flexible Capital Fund. Prior to joining Marsico Capital in 2005, Mr. Rao spent more than four years at Trust Company of the West ("TCW") where he was a Senior Vice President and Financial Services Analyst for U.S. equities. He holds a Bachelor's degree in History from the University of Virginia and an MBA from the University of California, Los Angeles.

THE GLOBAL FUND

A team of managers co-manages the Global Fund. The members of the team, who are jointly and primarily responsible for day-to-day management of the Fund, include Corydon J. Gilchrist, Thomas F. Marsico, and James G. Gendelman. Information relating to these team members is provided above.

HOW TO BUY AND SELL FUND SHARES

PRICING OF FUND SHARES

The price you pay when purchasing a share of a Fund, and the price you receive upon redeeming or exchanging a share of a Fund, is called the Fund's net asset value per share ("NAV"). The NAV is calculated by taking the total value of a Fund's assets, subtracting its liabilities, and then dividing by the number of shares outstanding. This is a standard calculation, and forms the basis for all transactions involving buying, selling, exchanging or reinvesting Fund shares. The NAV is generally calculated as of the close of trading on the NYSE (usually 4:00 p.m. Eastern Time) every day that the NYSE is open. In addition to Saturday and Sunday, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, as observed.

Your order to purchase, redeem or exchange shares will be priced at the next NAV calculated after your order is received in good order by the Funds' Transfer Agent. The Funds' investments are valued based on market value, or when market quotations are not readily available, based on fair value as determined in good faith by the Adviser in accordance with procedures established by, and under the general supervision of, the Funds' Board of Trustees. The Funds may use pricing services to assist in determining the market value of the Funds' investments. The Funds may invest in portfolio securities or instruments that are primarily traded on foreign exchanges or other markets that trade on weekends or other days when the Funds do not price their shares. The value of these or other investments held by the Funds may change on days when shareholders will not be able to purchase or redeem or exchange Fund shares.

The International Opportunities Fund and the Global Fund (and any other Fund that holds foreign securities) will generally fair value price one or more of their portfolio securities if market prices for such securities are not readily available, or if a significant event after market closing affects the value of the securities and renders the closing quotations for the securities stale or unreliable. The Fund(s) will use the fair value prices thereby determined if the Fund's net asset value would be materially affected. Such significant events could be company-specific (such as earnings reports, corporate actions and merger announcements), country-specific (such as acts of terrorism, natural disasters and economic or political news), or global. The use of fair value pricing may help to ensure that on average, foreign security prices (and Fund share prices) may better reflect the values of the securities at the time the Funds' NAVs are calculated, and may reduce opportunities for "time zone arbitrage" (see "Frequent Purchases and Redemptions of Fund Shares" below). However, fair value pricing also may at times result in portfolio security prices (and Fund share prices) that are less objective, not verifiable from independent sources (other than fair value pricing services, if available) and less precise than closing foreign market quotations as measures of market sentiment. To help address circumstances when significant events may materially affect the value of foreign securities and render the closing market quotations for such securities stale or unreliable, the Board of Trustees has authorized the use of a pricing service to assist the Funds in valuing certain securities listed or traded on foreign securities exchanges in the Funds' portfolios in certain circumstances when there is a significant change in the value of potentially related U.S.-traded securities, as represented by, for example, the S&P 500 Index. The

Funds may also fair value price certain of their foreign or domestic portfolio securities in certain other circumstances when market quotations for a security may not be readily available, such as, without limitation, if the exchange on which a security is principally traded closed early, or if trading in a particular security was halted during the day and did not resume prior to the time when a Fund calculated its NAV.

INSTRUCTIONS FOR OPENING AND ADDING TO AN ACCOUNT

TO OPEN AN ACCOUNT

BY MAIL	BY TELEPHONE	BY INTERNET
Complete and sign the Account Application or an IRA Application.	Telephone transactions may not be used for initial purchases.	You may open new accounts through the Marsico Funds website at: **www.marsicofunds.com**. For important information on this feature, see "Fund Transactions Through the Marsico Funds Website" below in this Prospectus.
■ Make your check payable to the Marsico Funds.		
■ For IRA accounts, please specify the year for which the contribution is made.		

MAIL YOUR APPLICATION AND CHECK TO:

Marsico Funds
c/o UMB Fund Services, Inc.
P.O. Box 3210
Milwaukee, WI 53201-3210

BY OVERNIGHT DELIVERY, SEND TO:

Marsico Funds
c/o UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233-2301
888-860-8686

TO ADD TO AN ACCOUNT

BY MAIL

Complete the investment slip that is included in your account statement, and write your account number on your check. If you no longer have your investment slip, please reference your name, account number and address on your check.

- Make your check payable to the Marsico Funds.
- For IRA accounts, please specify the year for which the contribution is made.

MAIL THE SLIP AND THE CHECK TO:

Marsico Funds
c/o UMB Fund Services, Inc.
P.O. Box 3210
Milwaukee, WI 53201-3210

BY OVERNIGHT DELIVERY, SEND TO:

Marsico Funds
c/o UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233-2301
888-860-8686

BY TELEPHONE

You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. You may call **888-860-8686** to purchase shares in an existing account. Investments made by electronic funds transfer must be from a pre-designated bank account and in amounts of at least $50 and not greater than $100,000, and will be effective at the NAV next computed after your instruction is received in good order by the Transfer Agent.

BY INTERNET

You may purchase shares in an existing account through the Marsico Funds website at: **www.marsicofunds.com**. To establish online transaction privileges, you must enroll through the website. You automatically have the ability to establish online transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. For important information on this feature, see "Fund Transactions Through the Marsico Funds Website" below in this Prospectus.

TO OPEN AN ACCOUNT BY WIRE	TO ADD TO AN ACCOUNT BY WIRE
Call **888-860-8686** for instructions and to obtain an account number prior to wiring the funds.	Send your investment to UMB Bank, n.a. by following the instructions listed in the column below.

SEND YOUR INVESTMENT TO UMB BANK, N.A. WITH THESE INSTRUCTIONS:

- UMB Bank, n.a.
- ABA#: 101000695
- For Credit to the Marsico Funds
- A/C#: 9870858118
- For further credit to: investor account number; name(s) of investor(s); SSN or TIN; name of Fund to be purchased.

AUTOMATIC SERVICES

With an initial investment indicate on your application which of the automatic service(s) described below that you want. Return your application with your investment.

TELEPHONE AND WIRE TRANSACTIONS

Only bank accounts held at domestic financial institutions that are Automated Clearing House (ACH) members can be used for telephone transactions. It takes 15 calendar days after receipt by the Funds of your bank account information to establish this feature. Purchases by ACH transfer may not be made during this time. You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. You must have ACH instructions on your account in order to conduct online purchases. With respect to purchases made by telephone, the Funds and their agents will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon telephone instructions, providing written confirmation of all such transactions, and/or tape recording all telephone instructions. If reasonable procedures are followed, the Funds or their agents will not be liable for any loss, cost or expense for acting upon telephone instructions believed to be genuine or for any unauthorized telephone transactions.

If you purchase your initial shares by wire, the Transfer Agent first must have received a completed Account Application and issued an account number to you. The account number must be included in the wiring instructions set forth above.

The Transfer Agent must receive your Account Application to establish shareholder privileges and to verify your account information. Payment of redemption proceeds may be delayed and taxes may be withheld unless the Transfer Agent receives a properly completed and executed Account Application.

EXCHANGE PRIVILEGE: *The Funds' shareholders may exchange the shares they own of any Fund for the shares of any other Fund, as described further in "How to Exchange Shares" below. In addition, as a convenience, the Funds' shareholders may exchange all or part of their investment in the Funds for the Marsico Shares of the Columbia Cash Reserves Fund ("Columbia Cash Reserves Fund"), a money market fund advised by Columbia Management Advisors, LLC (and not by Marsico Capital). Please read the separate prospectus for the Columbia Cash Reserves Fund carefully before making an exchange into the Columbia Cash Reserves Fund. Neither the Columbia Cash Reserves Fund nor its adviser are affiliated persons of the Marsico Funds or Marsico Capital. THE SHARES OF THE COLUMBIA CASH RESERVES FUND ARE NOT OFFERED BY THIS PROSPECTUS. For important information on this exchange feature, please see "How to Exchange Shares" below. You should also be aware that your exchanges made through this feature may be subject to redemption fees for short-term trades as discussed in "Frequent Purchases and Redemptions of Fund Shares" below.*

ADDITIONAL PURCHASE INFORMATION

If you may need to redeem your investment shortly after your purchase, you should be aware that your investment may be subject to redemption fees for short-term trades as discussed in "Frequent Purchases and Redemptions of Fund Shares" below. The Funds may hold redemption proceeds until the proceeds used to purchase shares have been collected (e.g., your check has cleared, or your ACH payments have been received), but in no event for more than 10 calendar days. If you fail to provide and certify to the accuracy of your Social Security Number or Taxpayer Identification Number, the Funds will be required to withhold 28% of all dividends, distributions and payments, including redemption proceeds.

Please note that the Funds are offered and sold only to persons residing in the U.S. or Puerto Rico. Applications will only be accepted if they contain a U.S. or Puerto Rico address. This Prospectus should not be considered a solicitation to buy or an offer to sell shares of the Funds in any jurisdiction where it would be unlawful under the securities laws of that jurisdiction.

The Funds will not accept your Account Application if you are investing for another person as attorney-in-fact. The Funds will not accept accounts with "Power of Attorney" or "POA" in the registration section of the Account Application.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. No cash, money orders, travelers checks, credit cards, credit card checks, third party checks or other checks deemed to be high-risk checks will be accepted. A $20 fee will be charged against your account for any payment check returned to the Transfer Agent or for any incomplete ACH or other electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons. You will also be responsible for any losses suffered by the Funds as a result. The Funds may redeem shares you own in this or any identically registered Marsico Funds account as reimbursement for any such losses. The Funds reserve the right to reject any purchase order for Fund shares and to involuntarily redeem any account holder's shares under certain other circumstances as permitted under the 1940 Act.

At their discretion, the Funds may, but are not required to, accept "in-kind" purchases from investors who pay for Fund shares with securities instead of cash. Such in-kind purchases involving a Fund's receipt of portfolio securities in exchange for Fund shares can be beneficial because they may avoid some brokerage costs that the Funds would otherwise incur to purchase portfolio securities. Securities contributed as part of in-kind purchases generally would be required to meet certain criteria, including that they be liquid securities that are permissible and appropriate investments for the Funds and be readily priced. Some brokerage costs may still be incurred by the Funds and investors in such transactions.

CUSTOMER IDENTIFICATION INFORMATION

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person's name appears on government lists of known or suspected terrorists and terrorist organizations.

As a result, the Funds must obtain the following information for each person that opens a new account:

- Name;
- Date of birth (for individuals);
- Residential or business street address (post office box numbers may also be provided for mailing purposes); and
- Social Security Number, Taxpayer Identification Number or other identifying number.

You may also be asked for a copy of your driver's license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. In accordance with federal law requirements, the Funds have implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Federal law prohibits the Funds and other financial institutions from opening a new account unless they receive the minimum identifying information listed above. After an account is opened, the Funds may restrict your ability to purchase additional shares until your identity is verified. The Funds may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.

INVESTMENT MINIMUMS

	Initial	Additional
Regular accounts	$2,500	$100
Traditional IRAs and IRA Rollovers	1,000	100
Spousal IRAs	500	100
Roth IRAs	1,000	100
SEP-IRAs	500	100
Gifts to minors	500	50
Automatic Investment Plans	1,000	50

INVESTMENTS MADE THROUGH FINANCIAL SERVICES AGENTS

If you invest in the Funds indirectly through an intermediary such as a financial services agent (rather than directly with the Funds through the Transfer Agent), the policies and fees associated with making an investment may be different than those described here. Financial advisers, mutual fund supermarkets and other financial services agents may charge their own transaction and other fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial services agent if you have any questions. Your financial services agent is responsible for transmitting your orders to the Transfer Agent in a timely manner, which ordinarily means by 4:00 p.m. Eastern Time (or the close of the NYSE, whichever is earlier). You may need to place your order with your financial services agent early in the day so the financial services agent can transmit the order in time to be received by the Transfer Agent by 4:00 p.m. Eastern Time (or the close of the NYSE, whichever is earlier).

Certain financial services agents may enter into agreements with the Funds or their agents which permit them to confirm orders timely received on behalf of customers by phone, with payment to follow later, in accordance with the Transfer Agent's procedures. If payment is not received within the time specified, the transaction may be rescinded and the financial services agent may be held liable for any resulting losses.

The Funds may pay distribution fees under Rule 12b-1 to financial services agents to cover Fund distribution costs and other costs.

The Funds also may pay administrative fees to financial services agents to cover the costs of shareholder servicing, recordkeeping, and other administrative services provided to shareholders by financial services agents. The Funds may seek to reduce administrative fees payable to a financial services agent through commission recapture arrangements, in which a portion of commissions payable to a financial services agent for the execution of Fund portfolio transactions is credited against such non-distribution–related administrative fees.

The Adviser, at its own expense and out of its legitimate profits, may pay financial services agents to help cover distribution or administrative costs on behalf of the Funds.

INSTRUCTIONS FOR SELLING FUND SHARES

TO SELL SHARES

BY MAIL

Write a letter of instruction that includes:

- the name(s) and signature(s) of all account owners;
- your account number;
- the Fund name;
- the dollar or share amount you want to sell;
- how and where to send the proceeds; and
- if redeeming from your IRA, please note applicable withholding requirements.

In certain situations, you may be required to obtain a Medallion signature guarantee or provide other documents in order to sell shares. Information about such requirements appears in "Signature Guarantees" below.

MAIL YOUR REQUEST TO:

Marsico Funds
c/o UMB Fund Services, Inc.
P.O. Box 3210
Milwaukee, WI 53201-3210

BY OVERNIGHT DELIVERY, SEND TO:

Marsico Funds
c/o UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233-2301
888-860-8686

BY TELEPHONE

- You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. You may redeem Fund shares by calling **888-860-8686**. Redemption proceeds will be mailed directly to you or electronically transferred to your predesignated bank account.

- Unless you decline telephone privileges on your Account Application, as long as the Funds take reasonable measures to verify the order, you will be responsible for any fraudulent telephone order.

- You may redeem as little as $500 and as much as $100,000 by telephone redemption.

BY INTERNET

You may redeem shares through the Marsico Funds website at **www.marsicofunds.com**. To establish online transaction privileges you must enroll through the website. You automatically have the ability to establish online transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. For important information on this feature, see "Fund Transactions Through the Marsico Funds Website" below in this Prospectus.

SYSTEMATIC WITHDRAWAL PLAN

Call us to request a Systematic Withdrawal Plan. It may be set up over the phone or by letter of instruction.

For specific information on how to redeem your account, and to determine if a Medallion signature guarantee or other documentation is required, please see "Signature Guarantees" below or call **888-860-8686**.

As explained under "How to Exchange Shares" above, shareholders in the Funds may exchange all or part of their investment for shares of the Columbia Cash Reserves Fund. Please read the separate prospectus for the Columbia Cash Reserves Fund carefully before making an exchange into the Columbia Cash Reserves Fund. To redeem shares from the Columbia Cash Reserves Fund, follow the same procedures that apply to redeeming shares of the Funds. If you have any questions about redeeming shares of the Columbia Cash Reserves Fund, please call **888-860-8686.** Please note that when redeeming less than all of your shares of the Columbia Cash Reserves Fund, your proceeds will exclude accrued and unpaid income from the Columbia Cash Reserves Fund through the date of the redemption.

If your Systematic Withdrawal Plan provides for the redemption of Fund shares within 30 days or less after their purchase, you should be aware that your investment may be subject to redemption fees for short-term trades as discussed in "Frequent Purchases and Redemptions of Fund Shares" below.

ADDITIONAL REDEMPTION INFORMATION

PAYMENT OF REDEMPTION PROCEEDS

You may sell shares at any time, subject to redemption fees for short-term trades as discussed in "Frequent Purchases and Redemptions of Fund Shares" below. Your shares will be redeemed at the next NAV calculated after your order is received in good order by the Transfer Agent. Your order will be processed promptly and you will generally receive the proceeds within seven days after receipt of your properly completed request. Payment of the redemption proceeds for shares of the Funds where you request wire payment will normally be made in federal funds on the next business day.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to 10 calendar days. This procedure is intended to protect the Funds and their shareholders from loss. In addition, your investment may be subject to redemption fees for short-term trades as discussed below in "Frequent Purchases and Redemptions of Fund Shares."

The Transfer Agent will wire redemption proceeds only to the bank and account designated on the Account Application or in written instructions (with Medallion signatures guaranteed) subsequently received by the Transfer Agent, and only if the bank is a member of the Federal Reserve System. The Transfer Agent currently charges a $15.00 fee for each payment by wire of redemption proceeds, which will be deducted from your redemption proceeds. An additional $12.50 fee is charged for any IRA distributions. If you request that your redemption proceeds be sent via overnight delivery, the Transfer Agent will deduct an additional $15.00 from your account or proceeds to cover the associated costs.

If the dollar or share amount requested to be redeemed is greater than the current value of your account, your entire account balance will be redeemed. If you choose to redeem your account in full, any automatic service currently in effect for the account will be terminated unless you indicate otherwise in writing.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Funds are intended primarily for use as long-term investment vehicles. The Funds are not intended to provide a means of speculating on short-term market movements. Large and frequent short-term trades by investors have the potential to make the Funds more difficult to manage efficiently, and could in some cases impose additional brokerage or administrative costs on the Funds, or dilute the value of Fund shares held by long-term investors. The Funds do not have any arrangements with any person to permit frequent short-term purchases and redemptions of their shares, and the Funds' Transfer Agent may monitor for certain types of frequent trading activity by shareholders. If large and frequent short-term trading by a shareholder is detected, the Funds may take reasonable action in response, up to and including the limitation, suspension, or termination of a shareholder's purchase or exchange privileges. It may not be feasible for the Funds to prevent or detect every potential instance of short-term trading.

"Time zone arbitrage" of mutual funds that hold substantial foreign securities (such as the International Opportunities Fund and the Global Fund) is one type of short-term trading that the Funds seek to discourage. A trader who practices time zone arbitrage seeks to profit by buying or selling mutual fund shares based on events which occur after the close of foreign markets, and may not be fully reflected in closing foreign quotations that may be used to value mutual fund shares.

The Board of Trustees has adopted policies and procedures with respect to frequent short-term purchases and redemptions of Fund shares by Fund shareholders. To discourage large and frequent short-term trades by investors, and to compensate the Funds for costs that may be imposed by such trades, each Fund imposes a redemption fee of 2.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for 30 days or less. The redemption fee is paid directly to the applicable Fund and is designed to offset brokerage commissions, market impact, or other costs that may be associated with short-term trading. The Funds reserve the right to modify their policies and procedures at any time without prior notice as the Board of Trustees in its sole discretion deems to be in the best interests of Fund shareholders, or to comply with state or federal legal requirements.

The redemption fee will not apply to shares acquired through the reinvestment of dividends or distributions paid by a Fund. The redemption fee also may not apply on certain types of accounts approved or ratified by the Funds' Board of Trustees, such as employee benefit plans including 401(k) plans and 457 plans, multi-account programs, asset allocation programs, wrap programs, or other accounts to which application of the redemption fee is not technologically feasible, or that appear to offer other reasonable safeguards against short-term trading.

Please contact the Funds at **888-860-8686** if you have any questions as to whether the redemption fee applies to some or all of your shares.

Under Rule 22c-2 of the 1940 Act, the Funds have entered into agreements with financial intermediaries obligating such financial intermediaries to provide, upon each Fund's request, certain information regarding their customers and their customers' transactions in shares of the Funds. However, there can be no guarantee that all short-term trading will be detected in a timely manner, since the Funds will rely on the financial intermediaries to provide the trading information, and the Funds cannot be assured that the trading information, when received, will be in a form that can be quickly analyzed or evaluated by the Funds.

The Funds may take other steps to discourage large and frequent short-term trades by investors, including fair value pricing of foreign or other securities as discussed above.

SIGNATURE GUARANTEES

Certain redemption requests must include a Medallion signature guarantee for each owner of the account. The Medallion signature guarantee is designed to protect you and the Funds from fraud.

In particular, when you submit a written request to redeem Fund shares in your account, your request must include the original signature of each owner of the account and a Medallion signature guarantee if any of the following is true:

- You wish to sell more than $100,000 worth of shares;
- You change the ownership of your account;
- You are requesting that redemption proceeds be sent to a different address than your address of record;
- You are requesting that redemption proceeds be sent by federal wire transfer to a bank other than your bank of record;
- You are requesting that redemption proceeds be paid to someone other than the account owner;
- The address on your account (address of record) has changed within the last 15 days; or
- The redemption proceeds are being transferred to a Fund account with a different registration.

You may obtain a Medallion signature guarantee from most banks, credit unions, savings associations, broker-dealers, national securities exchanges, registered securities exchanges, or clearing agencies deemed eligible by the SEC. A notary public cannot provide a Medallion signature guarantee. Please note that you must obtain a signature guarantee from a participant in the Securities Transfer Association Medallion Program.

CORPORATE, TRUST AND OTHER ACCOUNTS

Redemption requests from corporate, trust and institutional accounts, and executors, administrators and guardians, require documents in addition to those described above, evidencing the authority of the officers, trustees or others. In order to avoid delays in processing redemption requests for these accounts, you should call the Funds at **888-860-8686** before making the redemption request to determine what additional documents are required.

TRANSFER OF OWNERSHIP

In order to change the account registration or transfer ownership of an account, additional documents will be required. In order to avoid delays in processing these requests, you should call the Funds at **888-860-8686** before making your request to determine what additional documents are required.

REDEMPTION INITIATED BY THE FUNDS

If your account balance falls below $500, a Fund may ask you to increase your balance. If your account balance is still below $500 after 30 days, a Fund may close your account and send you the proceeds. This minimum balance requirement does not apply to IRAs and other tax-sheltered investment accounts. The right of redemption by the Funds relating to the minimum balance requirement will not apply if the value of your account drops below $500 because of market performance. The Funds may also close your account and send you the proceeds under certain other circumstances as permitted under the 1940 Act.

REDEMPTION IN-KIND

It is currently the Funds' policy to pay all redemptions in cash. The Funds retain the right, however, to elect at any time to instead pay large redemptions in whole or in part by a distribution in-kind of portfolio securities held by a Fund in lieu of cash. Shareholders may incur brokerage charges and taxes, if any, on the sale of any such securities so received in payment of redemptions. A Fund has no obligation to pay distributions in-kind instead of cash in any circumstances.

HOW TO EXCHANGE SHARES

You may exchange all or a portion of your investment from one Marsico Fund to another. You may exchange shares by mail, by telephone or through the Marsico Funds website. You are automatically granted telephone transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. You must have telephone transaction privileges in order to conduct online transactions. You may establish online transaction privileges by enrolling through the website. For important information on this feature, see "Fund Transactions Through the Marsico Funds Website" below in this Prospectus. Any new account established through an exchange will have the same privileges as your original account and will also be subject to the minimum investment requirements described above. Aside from this requirement, there is a $500 minimum exchange amount for exchanging shares under the program. The Funds currently impose a redemption fee of 2.00% of the total redemption amount (calculated at market value) if you redeem or exchange your shares after holding them for 30 days or less. For more information on the redemption fee, see "Frequent Purchases and Redemptions of Fund Shares" above. Exchanges will be executed on the basis of the relative NAV of the shares exchanged. An exchange is considered to be a sale of shares for federal income tax purposes on which you may realize a taxable gain or loss.

In addition to your ability to exchange all or a portion of your investment among the Marsico Funds, you may also exchange Fund shares for shares of the Columbia Cash Reserves Fund by sending a written exchange request to Marsico Funds or, if you have established telephone exchange privileges, by calling **888-860-8686**. Please read the separate prospectus for the Columbia Cash Reserves Fund carefully before making an exchange into the Columbia Cash Reserves Fund. This exchange privilege is offered as a convenience to the Funds' shareholders. Neither the Columbia Cash Reserves Fund nor its adviser are affiliated persons of the Marsico Funds or Marsico Capital. THE SHARES OF THE COLUMBIA CASH RESERVES FUND ARE NOT OFFERED BY THIS PROSPECTUS. Please note that when exchanging from a Fund to the Columbia Cash Reserves Fund, you will begin accruing income from the Columbia Cash Reserves Fund the day following the exchange. When exchanging less than all of the balance from the Columbia Cash Reserves Fund to your Fund, your exchange proceeds will exclude accrued and unpaid income from the Columbia Cash Reserves Fund through the date of exchange.

The Funds may change, temporarily suspend or terminate the exchange privilege during unusual market conditions or when a Fund determines such action to be in the best interests of the Fund or its shareholders. The affected Fund will seek to give shareholders 60 days' notice of material changes to or termination of exchange privileges.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact the Funds by telephone, you may instead choose to mail the requests to the Funds at the address listed under "Instructions for Opening and Adding to an Account" above, or access your account through the Marsico Funds website at **www.marsicofunds.com**.

WWW.MARSICOFUNDS.COM

You may visit us online through the Marsico Funds website at **www.marsicofunds.com** to access information such as your Fund's recent as well as long-term performance information. You may also view portfolio holdings of the Funds as they existed at the end of a given calendar month (excluding cash and cash equivalents), which are generally posted on the website approximately 30 days after the end of that month. Additionally, the Marsico Funds website offers other resources including daily performance information, quarterly investment reviews and shareholder reports relating to the Funds.

ABOUT THE COLUMBIA CASH RESERVES FUND:
Please be sure to read the separate prospectus for the Columbia Cash Reserves Fund carefully before investing in that money market fund.

The Columbia Cash Reserves Fund is managed by Columbia Management Advisors, LLC and not by Marsico Capital. Columbia Management Advisors, LLC is a subsidiary of Bank of America Corporation, and neither Columbia Management Advisors, LLC nor the Columbia Cash Reserves Fund is an affiliated person of Marsico Capital or the Funds. THE SHARES OF THE COLUMBIA CASH RESERVES FUND ARE NOT OFFERED BY THIS PROSPECTUS. Columbia Management Distributors, Inc. is the distributor of the Columbia Cash Reserves Fund's shares.

FUND TRANSACTIONS THROUGH THE MARSICO FUNDS WEBSITE

In addition to checking your Fund account balance(s) and historical transactions, you may purchase, redeem or exchange shares of the Funds through the Marsico Funds website at **www.marsicofunds.com**. You may establish online transaction privileges by enrolling on the website. You automatically have the ability to establish online transaction privileges unless you decline them on your Account Application or by calling **888-860-8686**. You will be required to enter into a user's agreement through the website in order to enroll for these privileges. In order to conduct online transactions, you must have telephone transaction privileges. To purchase shares online, you must also have ACH instructions on your account. If you opened your account online, then any redemption proceeds will only be sent to you via ACH or wire to the account from which the initial proceeds were drawn. Otherwise, redemption proceeds may be sent by check or, if your account has bank information, by wire or ACH.

Payment for purchases of shares through the Marsico Funds website may be made only through an ACH debit of your bank account. Redemptions will be paid by check, wire or ACH transfer only to the address or bank account of record. Redemptions from accounts established through the website will be paid only to the bank account

of record. Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions through the Funds' website.

The Funds impose an upper limit of $100,000 on purchase and redemption transactions through the Marsico Funds website. Transactions through the website are subject to the same minimums as other transaction methods.

You should be aware that the Internet is an unsecure, unstable, unregulated and unpredictable environment. Your ability to use the Marsico Funds website for transactions is dependent upon the Internet and equipment, software, systems, data and services provided by various vendors and third parties. While the Funds and their service providers have established certain security procedures, they cannot assure you that inquiries, account information or trading activity will be completely secure.

There may also be delays, malfunctions or other inconveniences generally associated with use of the Internet. There may also be times when the Marsico Funds website is unavailable for Fund transactions or other purposes. Should this happen, you should consider purchasing, redeeming or exchanging shares by another method. Neither the Funds, the Transfer Agent, UMB Distribution Services, LLC (the "Distributor") nor the Adviser will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.

RETIREMENT PLAN SERVICES

The Funds offer a wide variety of retirement plans for individuals and institutions, including large and small businesses. For information on establishing retirement accounts and for a complete list of retirement accounts offered, please call **888-860-8686**. Complete instructions about how to establish and maintain your plan and how to open accounts for you and your employees will be included in the retirement plan kit you receive in the mail. A $12.50 fee is charged annually for the maintenance of each such account. The Transfer Agent currently charges a distribution fee of $12.50 for each redemption from an IRA account and an additional $15.00 fee for each payment by wire of redemption proceeds from an IRA account. If you request that your redemption proceeds be sent via overnight delivery, the Transfer Agent will deduct an additional $15.00 from your account or proceeds to cover the associated costs.

The retirement plans currently available to shareholders of the Funds include:

Traditional IRA and IRA Rollovers: an individual retirement account. Your contribution may or may not be deductible depending on your circumstances. Rollovers are not deductible. Assets can grow tax-free and distributions are taxable as income.

Spousal IRA: an IRA funded by a working spouse in the name of a non-earning spouse.

SEP-IRA: an individual retirement account funded by employer contributions. Your assets grow tax-free and distributions are taxable as income.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and tax-free distributions for qualified distributions.

AUTOMATIC SERVICES FOR FUND INVESTORS

Buying, selling, or exchanging shares automatically is easy with the services described below. With each service, you select a schedule and an amount, subject to certain restrictions. You can set up most of these services with your Account Application or by calling **888-860-8686**. If the Automatic Service you select provides for the redemption or exchange of Fund shares within 30 days or less after their purchase, you should be aware that your investment may be subject to redemption fees for short-term trades as discussed in "Frequent Purchases and Redemptions of Fund Shares" above.

FOR BUYING SHARES

Automatic Investment Plan
For making automatic investments from a designated bank account.

Payroll Direct Deposit Plan
For making automatic investments from your payroll check.

Dividend Reinvestment
If you do not specify an election, all income dividends and capital gains distributions will be automatically reinvested in shares of the Funds.

FOR EXCHANGING & FOR SELLING SHARES

Automatic Exchange Plan
For making regular exchanges from one Marsico Fund into another Marsico Fund or between a Marsico Fund and the Columbia Cash Reserves Fund. You should be aware that your exchanges made through this plan may be subject to redemption fees as discussed in "Frequent Purchases and Redemptions of Fund Shares" above. This plan is available to IRA accounts having a minimum balance of $1,000.

Systematic Withdrawal Plan
For making regular withdrawals from the Funds.

SHAREHOLDER COMMUNICATIONS

ACCOUNT STATEMENTS

Every quarter, Marsico Fund investors automatically receive regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

CONFIRMATION

Confirmation statements will be sent after each transaction that affects your account balance or account registration.

REGULATORY MAILINGS

Financial reports will be sent at least semi-annually. Annual reports will include audited financial statements. To reduce Fund expenses, one copy of each report will be mailed to each Taxpayer Identification Number even though the investor may have more than one account in the Funds.

You may elect to receive statements, confirmations and/or regulatory mailings electronically in lieu of paper copies by registering for this feature on the website. For existing accounts, please call **888-860-8686** for instructions.

DIVIDENDS AND DISTRIBUTIONS

Seeking current income may be a limited consideration for the Flexible Capital Fund. Neither the Flexible Capital Fund nor any other Fund is required to seek current income or to maintain any portion of its total assets in fixed or variable income securities. The Funds may not necessarily have any income to distribute at any given time, and are not required to make regular or frequent income distributions (except insofar as mutual funds distribute income annually to address tax considerations). The Funds intend to pay distributions on an annual basis to the extent they have income and/or capital gain to distribute at such times. You may elect to reinvest income dividends and capital gain distributions in shares of the Funds or receive these distributions in cash. Dividends and any other distributions

from the Funds are automatically reinvested in the Funds at NAV, unless you elect to have dividends paid in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash.

If you are interested in changing your election, you may call the Transfer Agent at **888-860-8686** or send written notification to Marsico Funds, c/o UMB Fund Services, Inc., P.O. Box 3210, Milwaukee, WI 53201-3210.

PORTFOLIO HOLDINGS

A description of the Funds' policies and procedures with respect to the disclosure of the Funds' current portfolio holdings is available in the Funds' SAI. As explained above regarding the Marsico Funds website, a schedule of the portfolio of each Fund as it existed at the end of a given calendar month (excluding cash and cash equivalents) is generally posted on the Marsico Funds website at **www.marsicofunds.com** approximately 30 days after the end of that month.

TAXES

The following information is meant as a general summary for U.S. taxpayers. Please see the SAI for additional tax information. Because everyone's tax situation is unique, always consult your tax professional about federal, state and local tax consequences of an investment in the Funds.

As described under "Dividends and Distributions" above, each Fund will seek to distribute all or substantially all of its income and gains to its shareholders each year. Each Fund generally will not have to pay income tax on amounts it distributes to shareholders. Fund dividends and distributions (whether paid in cash or reinvested in additional Fund shares) are taxable to most investors (unless your investment is in an IRA or other tax-advantaged account). A portion of the shareholder dividends derived from corporate dividends may be eligible for the corporate dividends-received deduction.

Generally, the maximum tax rate for individual taxpayers on long-term capital gains from sales and from certain qualifying dividends is 15%. These rates do not apply to corporate taxpayers. The following are guidelines for how certain distributions by a Fund are generally taxed to individual taxpayers:

- Distributions of earnings from qualifying dividends and qualifying long-term capital gains will be taxed at a maximum rate of 15%.

- Note that distributions of earnings from dividends paid by certain "qualified foreign corporations" can also qualify for the lower tax rates on qualifying dividends.

- A shareholder will also have to satisfy a more than 60-day holding period of their Fund shares with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate.

- Distributions of earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

- The favorable treatment for qualifying dividends and the maximum 15% rate on capital gains for individual taxpayers is currently scheduled to expire after 2010.

Distributions by a Fund of net capital gains (the excess of net long-term capital gains over net short-term capital losses) to shareholders are generally taxable to the shareholders at the applicable long-term capital gains rate, regardless of how long the shareholder has held shares of the Fund.

A dividend or capital gains distribution declared by a Fund in October, November or December, but paid during January of the following year will be considered to be paid on December 31 of the year it was declared.

Because each of the Funds may invest in foreign securities, dividends and interest received by a Fund may give rise to withholding and other taxes imposed by countries other than the U.S. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of a Fund at the close of a taxable year consists of stock or securities in non-U.S. companies, and if that Fund elects to "pass through" foreign taxes, shareholders of the Fund may be able to claim U.S. foreign tax credits with respect to foreign taxes paid by the Fund, subject to certain provisions and limitations contained in the Internal Revenue Code of 1986, as amended.

Shareholders that sell, exchange or redeem shares generally will have a capital gain or loss from the sale, redemption or exchange. The amount of the gain or loss and the rate of tax will depend mainly upon the amount paid for the shares, the amount received from the sale, exchange or redemption, and how long the shares were held.

If the value of shares is reduced below a shareholder's cost as a result of a distribution by a Fund, the distribution will be taxable even though it, in effect, represents a return of invested capital. Investors considering buying shares just prior to a dividend or capital gain distribution payment date should be aware that, although the price of shares purchased at that time may reflect the amount of the forthcoming distribution, those who purchase just prior to the record date for a distribution may receive a distribution which will be taxable to them. This is known as "buying a dividend."

Shareholders will be advised annually as to the federal tax status of dividends and capital gain distributions made by each Fund for the preceding year. Distributions by the Funds generally will be subject to state and local taxes. If your tax basis in your shares exceeds the amount of proceeds you receive from a sale, exchange or redemption of shares, you will recognize a taxable loss on the sale of shares of a Fund. Any loss recognized on shares held for six months or less will be treated as long-term capital loss to the extent of any long-term capital gain distributions that were received with respect to the shares. Additionally, any loss realized on a sale, redemption or exchange of shares of a Fund may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with other shares of that Fund within a period of 61 days beginning 30 days before and ending 30 days after shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Fund. If disallowed, the loss will be reflected as an adjustment to the tax basis of the shares acquired.

As with all mutual funds, each Fund may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions to you if you fail to provide the Fund with your correct Taxpayer Identification Number, or to make required certifications, or if you have been notified by the Internal Revenue Service that you are subject to backup withholding.

FINANCIAL HIGHLIGHTS

Financial highlights are presented below for each of the Funds. The financial highlights table is intended to help you understand each Fund's financial performance and other financial information for the past five years or, if shorter, for the period of a Fund's operations. Certain information reflects financial results for a single Fund share. "Total Return" shows how much an investor in each Fund would have earned on an investment in a Fund assuming reinvestment of all dividends and distributions. The information has been audited by PricewaterhouseCoopers LLP, the Trust's independent registered public accounting firm. The report of PricewaterhouseCoopers LLP and each Fund's financial statements are incorporated by reference in the SAI, which is available through several channels described in "Where to go for More Information" below.

FOCUS FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	Year Ended 9/30/07	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04
NET ASSET VALUE, BEGINNING OF PERIOD	**$21.75**	**$18.19**	**$17.45**	**$14.83**	**$13.49**
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	0.08	(0.04)	(0.02)	(0.03)	(0.05)
Net realized and unrealized gains (losses) on investments	(4.60)	4.09	0.76	2.65	1.39
Total from investment operations	(4.52)	4.05	0.74	2.62	1.34
DISTRIBUTIONS & OTHER					
Net investment income	—	(0.02)	—	—	—
Net realized gains	(1.80)	(0.47)	—	—	—
Redemption fees	—[1]	—[1]	—[1]	—[1]	—[1]
Total distributions & other	(1.80)	(0.49)	—	—	—
NET ASSET VALUE, END OF PERIOD	**$15.43**	**$21.75**	**$18.19**	**$17.45**	**$14.83**
TOTAL RETURN	**(22.69)%**	**22.65%**	**4.24%**	**17.67%**	**9.93%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$3,430,813	$5,051,662	$4,616,455	$3,740,191	$2,895,322
Ratio of expenses to average net assets, before expenses paid indirectly	1.21%	1.23%	1.24%	1.25%	1.30%
Ratio of net investment income (loss) to average net assets, net of expenses paid indirectly	0.41%	(0.20)%	(0.13)%	(0.18)%	(0.36)%
Ratio of net investment income (loss) to average net assets, before expenses paid indirectly	0.41%	(0.21)%	(0.15)%	(0.21)%	(0.40)%
Portfolio turnover rate	78%	69%	80%	84%	84%

[1] Less than $0.01.

GROWTH FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	Year Ended 9/30/07	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04
NET ASSET VALUE, BEGINNING OF PERIOD	$23.07	$18.61	$18.09	$15.95	$14.09
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	0.07	(0.05)	(0.04)	(0.02)	(0.04)
Net realized and unrealized gains (losses) on investments	(5.69)	4.51	0.56	2.16	1.90
Total from investment operations	(5.62)	4.46	0.52	2.14	1.86
DISTRIBUTIONS & OTHER					
Net realized gains	(0.72)	—	—	—	—
Redemption fees	—[1]	—[1]	—[1]	—[1]	—[1]
Total distributions & other	(0.72)	—	—	—	—
NET ASSET VALUE, END OF PERIOD	**$16.73**	**$23.07**	**$18.61**	**$18.09**	**$15.95**
TOTAL RETURN	**(25.14)%**	**23.97%**	**2.87%**	**13.42%**	**13.20%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$2,097,571	$3,087,904	$2,550,641	$2,125,668	$1,363,425
Ratio of expenses to average net assets, before expenses paid indirectly	1.24%	1.24%	1.26%	1.26%	1.30%
Ratio of net investment income (loss) to average net assets, net of expenses paid indirectly	0.33%	(0.25)%	(0.26)%	(0.14)%	(0.34)%
Ratio of net investment income (loss) to average net assets, before expenses paid indirectly	0.33%	(0.25)%	(0.27)%	(0.16)%	(0.38)%
Portfolio turnover rate	72%	53%	59%	73%	73%

[1] Less than $0.01.

21ST CENTURY FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	Year Ended 9/30/07	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04
NET ASSET VALUE, BEGINNING OF PERIOD	$18.07	$13.89	$12.07	$10.20	$8.74
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	0.01	0.05	0.02	(0.01)	(0.04)
Net realized and unrealized gains (losses) on investments	(4.48)	4.26	1.80	1.88	1.50
Total from investment operations	(4.47)	4.31	1.82	1.87	1.46
DISTRIBUTIONS & OTHER					
Net investment income	—	(0.13)	—	—	—
Net realized gains	(0.74)	—[1]	—	—	—
Redemption fees	—[1]	—[1]	—[1]	—[1]	—[1]
Total distributions & other	(0.74)	(0.13)	—	—	—
NET ASSET VALUE, END OF PERIOD	$12.86	$18.07	$13.89	$12.07	$10.20
TOTAL RETURN	(25.83)%	31.25%	15.10%	18.33%	16.70%
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$1,853,435	$2,467,126	$871,459	$379,328	$216,228
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses	1.29%	1.31%	1.33%	1.39%	1.50%
Ratio of net investment income (loss) to average net assets, net of waivers, reimbursements of previously waived expenses and expenses paid indirectly	0.07%	0.43%	0.20%	(0.19)%	(0.48)%
Ratio of expenses to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly	1.29%	1.31%	1.33%	1.36%	1.44%
Ratio of net investment income (loss) to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly	0.07%	0.43%	0.20%	(0.22)%	(0.42)%
Portfolio turnover rate[2]	143%	105%	136%	175%	191%

[1] Less than $0.01. [2] Portfolio turnover is greater than most funds due to the investment style of the Fund.

INTERNATIONAL OPPORTUNITIES FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	Year Ended 9/30/07	Year Ended 9/30/06	Year Ended 9/30/05	Year Ended 9/30/04
NET ASSET VALUE, BEGINNING OF PERIOD	$20.10	$15.81	$13.00	$10.63	$8.80
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	0.16	0.16	0.04	0.12	0.04
Net realized and unrealized gains (losses) on investments	(5.66)	4.81	2.87	2.25	1.79
Total from investment operations	(5.50)	4.97	2.91	2.37	1.83
DISTRIBUTIONS & OTHER					
Net investment income	(0.18)	(0.03)	(0.10)	—	—
Net realized gains	(2.15)	(0.65)	—	—	—
Redemption fees	—[1]	—[1]	—[1]	—[1]	—[1]
Total distributions & other	(2.33)	(0.68)	(0.10)	—	—
NET ASSET VALUE, END OF PERIOD	**$12.27**	**$20.10**	**$15.81**	**$13.00**	**$10.63**
TOTAL RETURN	(30.95)%	32.42%	22.46%	22.30%	20.80%
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of period (000s)	$597,603	$822,073	$571,684	$262,522	$106,162
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses	1.35%	1.37%	1.44%	1.60%	1.60%
Ratio of net investment income (loss) to average net assets, net of waivers, reimbursements of previously waived expenses and expenses paid indirectly	1.00%	0.92%	0.33%	1.19%	0.07%
Ratio of expenses to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly	1.35%	1.37%	1.41%	1.49%	1.68%
Ratio of net investment income (loss) to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly	1.00%	0.92%	0.36%	1.30%	0.00%
Portfolio turnover rate[2]	115%	125%	101%	156%	105%

[1] Less than $0.01. [2] Portfolio turnover is greater than most funds due to the investment style of the Fund.

FLEXIBLE CAPITAL FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	12/29/06* to 9/30/07
NET ASSET VALUE, BEGINNING OF PERIOD	**$11.32**	**$10.00**
INCOME FROM INVESTMENT OPERATIONS		
Net investment income	0.14	0.22
Net realized and unrealized gains (losses) on investments	(1.93)	1.10
Total from investment operations	(1.79)	1.32
DISTRIBUTIONS & OTHER		
Net investment income	(0.35)	—
Net realized gains	(0.44)	—
Redemption fees	—[1]	—[1]
Total distributions & other	(0.79)	—
NET ASSET VALUE, END OF PERIOD	**$8.74**	**$11.32**
TOTAL RETURN	**(17.10)%**	**13.20%[3]**
SUPPLEMENTAL DATA AND RATIOS		
Net assets, end of period (000s)	$14,461	$24,741
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly	0.75%	1.22%[2]
Ratio of net investment income to average net assets, net of waivers and expenses paid indirectly	1.15%	2.62%[2]
Ratio of expenses to average net assets, before waivers, and expenses paid indirectly	1.71%	2.47%[2]
Ratio of net investment income to average net assets, before waivers, and expenses paid indirectly	0.19%	1.37%[2]
Portfolio turnover rate[4]	207%	237%[3]

* Commencement of operations.
[1] Less than $0.01. [2] Annualized. [3] Not Annualized for the period December 29, 2006 to September 30, 2007.
[4] Portfolio turnover is greater than most funds due to the investment style of the Fund.

GLOBAL FUND

For a Fund Share Outstanding Throughout the Period	Year Ended 9/30/08	6/29/07* to 9/30/07
NET ASSET VALUE, BEGINNING OF PERIOD	**$11.46**	**$10.00**
INCOME FROM INVESTMENT OPERATIONS		
Net investment income	0.08	0.02
Net realized and unrealized gains (losses) on investments	(2.46)	1.44
Total from investment operations	(2.38)	1.46
DISTRIBUTIONS & OTHER		
Net investment income	(0.05)	—
Net realized gains	(0.17)	—
Redemption fees	0.01	—[1]
Total distributions & other	(0.21)	—
NET ASSET VALUE, END OF PERIOD	**$8.87**	**$11.46**
TOTAL RETURN	**(21.13)%**	**14.60%[3]**
SUPPLEMENTAL DATA AND RATIOS		
Net assets, end of period (000s)	$82,543	$31,477
Ratio of expenses to average net assets, less waivers and before expenses paid indirectly	0.75%	0.75%[2]
Ratio of net investment income to average net assets, net of waivers and expenses paid indirectly	0.88%	1.06%[2]
Ratio of expenses to average net assets, before waivers, and expenses paid indirectly	1.49%	4.48%[2]
Ratio of net investment income (loss) to average net assets, before waivers, and expenses paid indirectly	0.14%	(2.67)%[2]
Portfolio turnover rate[4]	201%	56%[3]

* Commencement of operations.
[1] Less than $0.01. [2] Annualized. [3] Not Annualized for the period June 29, 2007 to September 30, 2007.
[4] Portfolio turnover is greater than most funds due to the investment style of the Fund.

THE MARSICO FUNDS PRIVACY NOTICE

- **MARSICO FOCUS FUND**
- **MARSICO GROWTH FUND**
- **MARSICO 21ST CENTURY FUND**
- **MARSICO INTERNATIONAL OPPORTUNITIES FUND**
- **MARSICO FLEXIBLE CAPITAL FUND**
- **MARSICO GLOBAL FUND**

Collectively, the "Marsico Funds"

WHAT YOU SHOULD KNOW

We recognize our obligation to keep information about you secure and confidential. It's important for you to know that we do not sell or share Customer Information with marketers outside the Marsico Funds and the service providers to the Funds. So, there is no need for you to tell us not to. You also need to know that we carefully manage information among our service providers to give you better service, more convenience, and to offer benefits to you.

The Marsico Funds privacy policy covers Customer Information, which means personally identifiable information about a consumer or a consumer's current or former relationship with the Marsico Funds. This notice generally describes the privacy policy, and is provided to you as required by the Federal Financial Privacy Law.

PROTECTING INFORMATION ABOUT YOU FROM MARKETERS OUTSIDE THE MARSICO FUNDS

The Marsico Funds do not sell or otherwise share any Customer Information with marketers outside the Marsico Funds. You don't need to take any action to prevent disclosure. While we may offer products and services on behalf of outside companies, the Marsico Funds and companies that work for us control the information used to make those offers.

MAKING THE SECURITY OF INFORMATION A PRIORITY

Keeping financial information secure is one of our most important responsibilities. We value your trust, and we handle information about you with care. Your Customer Information is handled by service providers for the Marsico Funds. We limit access to Customer Information to those service providers who need to know that information to provide products and services to you or to maintain or service those products or services.

We maintain physical, electronic and procedural safeguards to protect Customer Information. We continually assess new technology for protecting information and we upgrade our systems when appropriate.

COLLECTING INFORMATION

We collect and use various types of information to service your accounts, to save you time and money, and to better understand your needs. We want to help you learn more about products and services that may be of interest to you.

We collect the following information about you from the following sources:

1. Information you provide to us on applications and through other means, such as your name, address and Social Security Number.

2. Information about your transactions and account experience with us, such as your account balance, investment history, and information about our communication with you, such as account statements and trade confirmations.

SHARING INFORMATION WITHIN THE MARSICO FUNDS

The Marsico Funds are a group of mutual funds. The Marsico Funds have no employees. The Funds are organized as a trust, and do not own subsidiaries or have a parent company. The management of the Funds' investments and other operations of the Funds are carried out by various service providers that provide related services to the Funds and to you. These providers include, among others, the investment adviser, the transfer agent, the custodian, the distributor and the administrator.

In order to serve you, the Marsico Funds share Customer Information among the Funds. For example, we provide a statement that consolidates information about your holdings in each Fund onto one statement. This statement may help to facilitate your understanding of your investment in the Marsico Funds. In addition, if you invest in a new Marsico Fund, our consolidation of information about you may help to ensure that you do not usually need to furnish account information more than once. By sharing information about your accounts and relationships among our family of service providers, we can save you time and money and make it easier for you to do business with us.

SHARING INFORMATION WITH COMPANIES THAT WORK FOR US

We may share various types of Customer Information with service providers that provide the Funds or you with products and services that the Funds or you have requested or already receive from us. We share only the information needed to provide those products and services and to provide a good customer experience. These service providers may include financial service providers such as the investment adviser, the custodian, the transfer agent, the distributor and the administrator, and non-financial companies such as data processing companies. These service providers may assist us, for example, in fulfilling your service request, processing your transaction, maintaining company records, or helping us mail account statements and trade confirmations. In addition, we may share various types of Customer Information with companies that provide marketing and other services. All of these companies act on our behalf, and are obligated by contract or otherwise to keep the information that we provide to them confidential, and to use the information only to provide the services we've asked them to perform for you and us.

DISCLOSING INFORMATION IN OTHER SITUATIONS

We may also disclose various types of Customer Information to non-affiliated third parties when permitted or required by law. This may include, for example, a disclosure in connection with a subpoena or similar legal process, an investigation, or an audit or examination. We may also share any of the types of Customer Information outside our family of service providers if we have your consent.

MAKING SURE INFORMATION IS ACCURATE

Keeping the information about your account accurate and up-to-date is very important. We provide you with access to account information through various means such as account statements. If you ever find that your account information is incomplete, inaccurate or not current, or if you have any other questions, please contact us by any of the means listed below. We will try to investigate your inquiry or complaint and to update or correct any erroneous information as quickly as possible.

KEEPING UP-TO-DATE WITH OUR PRIVACY POLICY

The Marsico Funds will provide notice of our privacy policy annually, as long as you maintain an ongoing relationship with us. This policy notice and the Funds' privacy policy may change from time to time, but you can always review our current privacy notice on our website at **www.marsicofunds.com** or contact us for a copy of the privacy policy by calling **888-860-8686**.

Our privacy policy applies only to individual Marsico Funds investors who have a direct relationship with us. If you own Marsico Funds in the name of a third party broker-dealer, bank, investment adviser or other financial services provider, that third party's privacy policy may apply to you and our privacy notice and privacy policy may not.

You may contact us by any of the following means:

By telephone: **888-860-8686**

By mail:
P.O. Box 3210
Milwaukee, WI 53201-3210

By E-mail: information@marsicofunds.com

The Marsico Funds Privacy Notice is not part of the Prospectus.

WHERE TO GO FOR MORE INFORMATION

You will find more information about the Funds in the following documents:

ANNUAL AND SEMI-ANNUAL REPORTS

Our annual and semi-annual reports list the holdings in each Fund as of the end of the relevant period, describe Fund performance, include financial statements for the Funds, and discuss the market conditions and strategies that significantly affected each Fund's performance.

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (also known as the "SAI") contains additional and more detailed information about each Fund, and is considered to be a part of this Prospectus.

THERE ARE THREE WAYS TO GET A COPY OF THESE DOCUMENTS

1. Obtain a copy online at **www.marsicofunds.com**, or call or write us to request a copy at the contact information provided below, and it will be sent without charge:

Marsico Funds
c/o UMB Fund Services, Inc.
P.O. Box 3210
Milwaukee, WI 53201-3210
888-860-8686

www.marsicofunds.com

2. Call, write or submit an E-mail request to the Public Reference Section of the SEC and ask them to mail you a copy. The SEC charges a fee for this service. You can also visit the SEC's Public Reference Section and copy the documents while you are there. Information about the Public Reference Section may be obtained by calling one of the numbers below:

Public Reference Section of the SEC
Washington, D.C. 20549-0102
202-551-8090 or 800-SEC-0330

publicinfo@sec.gov

3. Go to the SEC's website (www.sec.gov) and download a free text-only version from the EDGAR Database on the website. The Trust's SEC Investment Company Act file number is 811-08397.

You can obtain these documents or request other information, and discuss your questions about the Funds, by contacting the Funds at P.O. Box 3210, Milwaukee, WI 53201-3210 or 888-860-8686.

THE MARSICO INVESTMENT FUND

- **MARSICO FOCUS FUND**
- **MARSICO GROWTH FUND**
- **MARSICO 21ST CENTURY FUND**
- **MARSICO INTERNATIONAL OPPORTUNITIES FUND**
- **MARSICO FLEXIBLE CAPITAL FUND**
- **MARSICO GLOBAL FUND**

INVESTMENT ADVISER
Marsico Capital Management, LLC

ADMINISTRATOR
UMB Fund Services, Inc.

DISTRIBUTOR
UMB Distribution Services, LLC

COUNSEL
Dechert LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP

TRANSFER AND DIVIDEND DISBURSING AGENT
UMB Fund Services, Inc.

CUSTODIAN
State Street Bank and Trust Company



Marsico Funds
P.O. Box 3210, Milwaukee, WI 53201-3210
888.860.8686

The Trust's Investment Company Act File Number is 811-08397